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FORM C Regulation Crowdfunding

BASE BOY ENTERTAINMENT NETWORK INC
Up to $1,000,000.00 Offering
July 16, 2025

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM C
UNDER THE SECURITIES ACT OF 1933

✓ Form C: Offering Statement

☐ Form C-U: Progress Update

☐ Form C/A: Amendment to Offering Statement

☐ Check box if Amendment is material and investors must reconfirm within five business days.

☐ Form C-AR: Annual Report

☐ Form C-AR/A: Amendment to Annual Report

☐ Form C-TR: Termination of Reporting

- **Name of issuer**: BASE BOY ENTERTAINMENT NETWORK INC

- **Legal status of issuer**:
  Form: CORPORATION
  Jurisdiction of Incorporation/Organization: CALIFORNIA
  Date of organization: 12/18/2023

- **Physical address of issuer**: 2219 Main St Unit 273, Santa Monica, CA 90405

- **Phone**: 424-393-6360

- **Email**: jrgmodel@yahoo.com

- **EIN**: 93-4010559

- **CIK number of issuer**: 0001998372

- **Website of issuer**: https://baseboyent.com

- **Is there a Co-issuer?** No

Offering Details

- **Name of intermediary**: NETCAPITAL FUNDING PORTAL INC (CIK: 0001669191, SEC File: 007-00035, CRD: 283596)

- **Compensation**: 5.0% of the amount raised

- **Any other interest in the issuer held by the intermediary**: None

- **Escrow Agent**: Boston Private Bank and Trust Company

- **Security Type**: Common Stock

- **Target Shares**: 10,000

- **Price**: $10.00 per share

- **Target Amount**: $100,000.00

- **Oversubscriptions**: [X] Yes [ ] No

- **Oversubscription Allocation**: [ ] Pro-rata basis [X] First-come, first-served basis

- **Maximum Amount**: $1,000,000.00

- **Deadline**: December 1, 2025

- **NOTE**: If the sum of the investment commitments does not equal or exceed the target offering amount at the Offering deadline, no Securities will be sold in the Offering, investment commitments will be cancelled, and committed funds will be returned to investors promptly by the qualified third party escrow agent, as required by 17 CFR ğ 227.303(b)(6) of Regulation Crowdfunding.

- **Employees**: 10

Exhibit A - Certified Financial Statements and Affidavit

Certified Financial Statements

Item	Most Recent Fiscal Year-End (2024)	Prior Fiscal Year-End
Assets		
Cash & Cash Equivalents	$50,000.00	$50,0
Prepaid Expenses	$110,000,000.00	$105,000,0
Note Receivable	$50,000,000.00	$40,000,0
Total Assets	$160,050,000.00	$145,050,0
Liabilities & Equity		
Liabilities	$14,400.00	$14,4
Common Stock	$110,000,000.00	$110,000,0
Retained Earnings	$10,000,000.00	$9,000,0
Additional Paid-In Capital	($159,964,400.00)	($144,964,4
Total Liabilities & Equity	$160,050,000.00	$145,050,0
Revenues		
Barter Revenue - Worker Services	$110,000,000.00	$105,000,0
Barter Revenue - Founder Services	$50,000,000.00	$40,000,0
Total Revenues	$160,000,000.00	$145,000,0
Expenses		
Prepaid Worker Compensation Expense	$110,000,000.00	$105,000,0
Founder Equity Compensation Expense	$50,000,000.00	$40,000,0
Total Expenses	$160,000,000.00	$145,000,0
Net Income	$0.00	

Financial Statement Notes

- **Barter Transactions**:

    - *Worker Services*: $110M reflects equity issued to 11,000 networkers for future services via the BaseBoyEnt app (100 shares each at $100, totaling $110M), recorded as Prepaid Expenses (asset) and reducing Additional Paid-In Capital. Barter revenue and expense per GAAP (ASC 845).

    - *Founder Services*: $50M reflects equity issued for a founder's promissory note for four years of work, recorded as Note Receivable (asset) and reducing Additional Paid-In Capital. Barter revenue and expense per ASC 845.

- **Liabilities**: $14,400 reflects annual subscriptions to online services ($1,200/month × 12).

- **IRS Code 1032**: Both transactions are non-taxable under IRC ğ1032 (stock issued for services), with no tax liabilities as stock was the medium of exchange.

- **Compliance**: Financials certified per Reg CF Rule 201(t). Barter transactions comply with GAAP (ASC 845) and SEC rules for other consideration (17 CFR ğ 230.405).

- **Prior Year**: Assumes similar transactions with slightly lower values ($105M workers, $40M founder) for consistency.

Affidavit of Certification

I, Juavona Gallien, President of BASE BOY ENTERTAINMENT NETWORK INC, hereby certify under penalty of perjury that:

1. I have reviewed the financial statements included in this Form C.

2. The financial statements are true and complete in all material respects, fairly presenting the financial condition of BASE BOY ENTERTAINMENT NETWORK INC as of December 31, 2024, and December 31, 2023.

3. No material facts have been omitted that would make the statements misleading.

4. The financials comply with Regulation Crowdfunding Rule 201(t) and GAAP (ASC 845).

/s/ Juavona Gallien
Juavona Gallien, President
Date: July 16, 2025

Offering Overview

BASE BOY ENTERTAINMENT NETWORK INC
Common Stock
July 16, 2025

This Form C is being furnished by BASE BOY ENTERTAINMENT NETWORK INC, a California CORPORATION, to prospective investors for the sole purpose of providing certain information about a potential investment in Common Stock of the Company.

Investment Highlight

- **Exclusive Opportunity**: Invest $10 per share for equity that has previously sold at $100 per share [17 CFR ğ 227.201(b)(1)]. Join over 11,000 existing shareholders who purchased our stock at full value [17 CFR ğ 227.201(a)(3)]. This offering provides a 90% discount to historical pricing [17 CFR ğ 227.201(b)(1)].

- **Example**: If you invest $1,000, you receive 100 shares that have been sold for $100 per share to others. Upon successful listing on NASDAQ, these shares may become liquid and tradeable, potentially offering significant value appreciation [17 CFR ğ 227.201(b)(2), 17 CFR ğ 227.304(c), NASDAQ Rule IM-5315-1].

The Company intends to raise at least $100,000.00 and up to $1,000,000.00. The minimum amount of Securities that can be purchased is $100 per Investor. The offer is subject to modification, prior sale, and withdrawal at any time.

SEC-Backed Investor Protection

This offering is governed by Regulation Crowdfunding Rule 304, which mandates:

- All investor funds are held in escrow by Boston Private Bank and Trust Company.

- If the minimum goal of $100,000 is not met by December 1, 2025, your funds will be returned in full [17 CFR ğ 227.303(b)(6)].

- No exceptions. No delays. No discretion by the Company.

The Offering is being made through NETCAPITAL FUNDING PORTAL INC. The Intermediary will receive 5% of the amount raised.

	Price to Investors	Service Fees and Commissions	Net Proce
Minimum Individual Purchase Amount	$10.00	$0.00	$1
Aggregate Minimum Offering Amount	$100,000.00	$5,000.00	$95,00
Aggregate Maximum Offering Amount	$1,000,000.00	$50,000.00	$950,00

- (1) Excludes fees to the Company's advisors, such as attorneys and accountants.

- (2) NETCAPITAL FUNDING PORTAL INC will receive 5% of the amount raised.

Use of Funds: 100% Toward NASDAQ Listing

- Funds will be used exclusively to pay our listing fee, enabling us to:
    - Enter the public markets.
    - Create immediate liquidity for your shares.

No Lock-Up Period: Immediate Liquidity

This is a Direct Listing via Form 8-A, not an IPO:

- No lock-up period applies [NASDAQ Rule IM-5315-1].

- You may sell, transfer, or borrow against your shares immediately upon listing, subject to compliance with securities laws [17 CFR ğ 227.304(c)].

Table of Contents

Summary

BASE BOY ENTERTAINMENT NETWORK INC is a California CORPORATION, formed on 12/18/2023. The Company is located at 2219 Main St Unit 273, Santa Monica, CA 90405. The Company's website is https://baseboyent.com. The information on our website is not part of this Form C.

The Business

At BASE BOY ENTERTAINMENT NETWORK INC, we leverage crowdsourcing and network marketing to fuel startup growth, with a focus on entertainment and media sectors. Our BaseBoyEnt app serves as a recruitment platform for gig workers and a distribution channel for partner content, products, and services. Our services include strategic planning, startup funding, content positioning, and integrated communication programs tailored for entertainment-driven markets.

The Offering

Item	Amount/Description
Common Stock being offered	10,000 (minimum) to 100,000 (maximum)
Total Common Stock outstanding after Offering	11,000,000 (if fully subscribed, 11,100,000)
Purchase price per Security	$10.00
Minimum investment amount per investor	$100
Offering deadline	December 1, 2025
Use of proceeds	See page 16
Voting Rights	One vote per share

Risk Factors

THERE ARE SIGNIFICANT RISKS ASSOCIATED WITH AN INVESTMENT IN THE COMPANY AND THE SECURITIES. THE SECURITIES ARE NOT PUBLICLY TRADED AND ARE SUBJECT TO TRANSFER RESTRICTIONS. THERE IS NO PUBLIC MARKET FOR THE SECURITIES AND ONE MAY NEVER DEVELOP. AN INVESTMENT IN THE COMPANY IS HIGHLY SPECULATIVE.

- **Barter Revenue Recognition Risk**: Our accounting model includes barter transactions where equity is issued in exchange for services. While compliant with GAAP under ASC 845 and IRS Code 1032, it may require reclassification in future audits or regulatory reviews.

- **Dilution Risk**: Continued issuance of shares at $100 per task via the BaseBoyEnt app may dilute the value of shares purchased at $10 through this offering.

- **Platform Adoption Risk**: The effectiveness of our network depends on rapid adoption and engagement by networkers. Delays in traction could reduce monetization efficiency.

- **Early-Stage Company Risk**: Limited operating history increases uncertainty.

- **Regulatory Risks**: Compliance with federal and state securities laws is required.

- **Liquidity Risk**: Securities are restricted for one year unless a Direct Listing occurs [17 CFR ğ 227.501].

Frequently Asked Questions

Q: When can I cash out my stock?
A: You can sell your shares immediately upon listing on NASDAQ through our Direct Listing process, as permitted under NASDAQ Rule IM-5315-1, provided the listing is successful.

Q: What happens if you dont raise enough money?
A: If we do not raise the minimum goal of $100,000 by December 1, 2025, the qualified third party escrow agent will promptly return your funds in full, as required by SEC Rule 304 [17 CFR ğ 227.303(b)(6)].

Q: Why do you believe you can meet NASDAQ listing standards?
A: We believe we can meet the NASDAQ Market Value Listing Standard (MVLS) for the Nasdaq Capital Market, requiring a minimum of 300 round lot shareholders, $4 million in stockholders' equity, $15 million market value of unrestricted publicly held shares, and 1 million unrestricted shares. We exceed the shareholder requirement with over 11,000 shareholders who purchased our stock at $100 each via sweat equity.

Business

Description of the Business

BASE BOY ENTERTAINMENT NETWORK INC leverages crowdsourcing and network marketing to fuel startup growth, with a focus on entertainment and media sectors. Our BaseBoyEnt app allows users to earn equity by joining our Social Media Broadcasting Network, recognized as a sale of stock under SEC Rule 701 (17 CFR ğ 230.405).

Business Plan

We aim to onboard 1015 startups per quarter, targeting 1 million downstream user impressions per campaign cycle. The BaseBoyEnt app will monetize through a freemium model, in-app advertising, and a SaaS dashboard subscription for partner startups.

Social Media Broadcasting Network

BASE BOY ENTERTAINMENT NETWORK INC has established a robust Social Media Broadcasting Network, integrating over 25 major social media platforms, including but not limited to Twitter, Instagram, LinkedIn, TikTok, and YouTube. The network comprises over 11,000 active broadcasters, collectively engaging an audience exceeding 100 million individuals across diverse demographics, with a particular emphasis on entertainment-focused markets such as music, film, and digital content creation. Our strategy leverages crowdsourcing to amplify partner startups visibility and growth through targeted, scalable marketing campaigns. Key components of the strategy include:

- **Platform Integration and Technology**: The BaseBoyEnt app serves as the central hub, enabling seamless content distribution across integrated platforms. Proprietary algorithms optimize post scheduling and audience targeting, ensuring maximum engagement for entertainment content. The app supports real-time analytics, allowing broadcasters to track impressions, clicks, and conversions, enhancing campaign effectiveness for music releases, film promotions, and influencer-driven campaigns.

- **Broadcaster Network**: Our 11,000+ broadcasters, recruited via the BaseBoyEnt app, are incentivized through equity grants (100 shares per networker at $100/share, totaling $110M in prepaid expenses). This sweat equity model, compliant with SEC Rule 701, fosters a committed network of influencers, artists, and content creators who promote partner content, products, and services, driving organic reach within entertainment communities.

- **Revenue Streams**:

  - **Advertising Exchanges**: We partner with leading programmatic advertising platforms, including Google Ad Exchange, OpenX, PubMatic, Magnite, and Index Exchange, to deliver targeted ads for entertainment-focused campaigns. These partnerships generate revenue through cost-per-impression (CPM) and cost-per-click (CPC) models, leveraging our large audience for high-yield campaigns tailored to music, film, and digital media.

  - **Affiliate Marketing**: Commissions are earned through partnerships with CJ Affiliate, Rakuten Advertising, ShareASale, ClickBank, and Impact.com. Broadcasters promote affiliate links for partner products, such as music merchandise, streaming subscriptions, or event tickets, generating revenue per sale or lead, with performance tracked via the BaseBoyEnt apps dashboard.

  - **Premium Subscriptions**: We offer a SaaS-based subscription model for partners and broadcasters, providing access to enhanced features such as advanced analytics, priority campaign placement, and customized marketing tools for entertainment campaigns. Subscriptions are tiered, with pricing starting at $99/month for startups and $49/month for broadcasters.

- **Scalability and Growth**: The network targets 1 million impressions per campaign cycle, with plans to onboard 1015 startups quarterly, focusing on entertainment sectors. By Q4 2025, we aim to expand to 15,000 broadcasters and a 150 million audience, increasing revenue potential. Strategic partnerships with startups in music, film, gaming, and media sectors enhance our portfolio, driving cross-promotional opportunities.

- **Compliance and Innovation**: All broadcaster activities comply with FTC guidelines and SEC regulations, ensuring transparency in equity-based incentives. Continuous investment in app development (20% of offering proceeds allocated to R&D) enhances platform functionality, integrating AI-driven content personalization for entertainment audiences and blockchain-based transaction tracking for transparency in affiliate and subscription revenues.

This strategy positions BASE BOY ENTERTAINMENT NETWORK INC to capitalize on the growing demand for scalable, cost-effective marketing solutions in the entertainment industry, driving significant value for investors and partners upon NASDAQ listing.

Business Details

History of the Business

Founded in 2023, BASE BOY ENTERTAINMENT NETWORK INC has developed a scalable network marketing platform for emerging businesses, with a focus on entertainment and media sectors.

Products and Services

- BaseBoyEnt app (Apple/Android)
- Strategic consulting for startup growth in entertainment

Competition

Key competitors include Penji, uTest, Guuru, Squadhelp, Ponoko, and Yoobic.

Supply Chain

We target new and established businesses seeking cost-effective sales growth in entertainment and media sectors.

Intellectual Property

The Company is not dependent on any intellectual property.

Regulatory Compliance

The Company complies with all applicable federal, state, and local regulations.

Litigation

There are no pending or threatened legal suits.

Use of Proceeds

Category	Minimum Offering (%)	Minimum Offering ($)	Maximum Offering (
Intermediary Fees	5%	$5,000.00	
Attorney Fees	10%	$10,000.00	
General Marketing	35%	$35,000.00	2
Research & Development	20%	$20,000.00	2
Operation Expenses	20%	$20,000.00	1
Expansion of Sales Network	0%	$0.00	2
Reserve Funds	0%	$0.00	
Total	**100%**	**$100,000.00**	**100**

Directors, Officers, and Employees

Directors

Juavona Gallien

Officers

Juavona Gallien, President

Employees

The Company currently has 10 employees.

Capitalization and Ownership

Capitalization

- **Type of security**: Common Stock
- **Amount outstanding**: 11,000,000
- **Voting Rights**: Yes
- **Anti-Dilution Rights**: No
- **Percentage ownership**: 100% (prior to offering)

Ownership

11,000 shareholders, each holding 1,000 shares valued at $110 million in total equity from the exchange of sweat equity, totaling 11,000,000 shares.

Financial Information

Operations

See the financial statements in Exhibit A.

Liquidity and Capital Resources

Proceeds will be used for expansion, recruitment, product development, and general operations, with all funds directed toward achieving our NASDAQ listing.

Capital Expenditures and Other Obligations

No material capital expenditures are planned.

Material Changes and Other Information

None.

Trends and Uncertainties

See Risk Factors.

The Offering and the Securities

The Offering

Up to 100,000 shares of Common Stock for up to $1,000,000.00. Minimum investment: $100. Deadline: December 1, 2025.

The Securities

Common Stock, $10.00 per share, one vote per share.

Voting and Control

Shareholders have one vote per share. No special voting agreements in place.

Anti-Dilution Rights

None.

Restrictions on Transfer

Securities may not be transferred for one year except as permitted by Regulation CF, unless a Direct Listing occurs [17 CFR ǧ 227.501].

Other Material Terms

The Company may repurchase Common Stock. No stated return or liquidation preference.

Tax Matters

Each investor should consult their own tax advisor regarding the U.S. federal, state, and local tax consequences of an investment.

Transactions with Related Persons and Conflicts of Interest

No related person transactions or conflicts of interest exist.

Investor Rights

Investors will have the right to receive annual reports with audited financial statements (or reviewed for the first two years if exempt), within 120 days of fiscal year end. Each share carries one vote on matters submitted to shareholders. Securities are subject to a one-year holding period under Regulation CF [17 CFR ǧ 227.501], unless a Direct Listing provides immediate liquidity [NASDAQ Rule IM-5315-1].

Ongoing Reporting

The Company will file an annual report with the SEC and make it available within 120 days of fiscal year end.

Signature

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (ğ 227.100 et seq.), the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form C and has duly caused this Form to be signed on its behalf by the duly authorized undersigned, based on the certified financial statements provided in Exhibit A.

/s/ Juavona Gallien
Juavona Gallien, President
Date: July 16, 2025

Signature (Continued)

Pursuant to the requirements of Sections 4(a)(6) and 4A of the Securities Act of 1933 and Regulation Crowdfunding (ğ 227.100 et seq.), this Form C has been signed by the following persons in the capacities and on the dates indicated.

/s/ Juavona Gallien
Juavona Gallien, President
Date: July 16, 2025

Instructions

1. The form shall be signed by the issuer, its principal executive officer or officers, its principal financial officer, its controller or principal accounting officer, and at least a majority of the board of directors or persons performing similar functions.

2. The name of each person signing the form shall be typed or printed beneath the signature.

3. Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Ongoing Reporting (Continued)

The Company will file an annual report with the SEC and make it available within 120 days of fiscal year end.

Instructions (Continued)

Intentional misstatements or omissions of facts constitute federal criminal violations. See 18 U.S.C. 1001.

Signatures

Pursuant to the requirements of Regulation Crowdfunding, the undersigned, in the capacity and authority as indicated below, has caused this offering statement to be duly signed on behalf of the issuer, in the City of Santa Monica, State of California, on July 16, 2025.

/s/ Juavona Gallien
Juavona Gallien, President
Date: July 16, 2025